Compound Real Estate Bonds II, Inc.

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

1-800-560-5215

September 16, 2025

Securities Exchange Commission

Re:	Compound Real Estate Bonds II, Inc. (the “Company”)

Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified September 18, 2025 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Inderjit Tuli
Chief Executive Officer, President and Director
Principal Executive Officer

/s/ Harminder Singh Burmi
Senior Vice President, Chief Financial Officer and Director
Principal Financial and Accounting Officer